AGREEMENT
TO WAIVE FEES AND REIMBURSE EXPENSES
DAVIS NEW YORK VENTURE FUND, INC.
CLASS T SHARES

THIS AGREEMENT is made this 8th day of September, 2017, between Davis New York Venture Fund, Inc., a Maryland corporation ("DNYVF") and Davis Selected Advisers, L.P., a limited partnership organized under the laws of Colorado ("DSA").

RECITALS:

WHEREAS, DNYVF is a registered open-end management investment company with four authorized series (Davis New York Venture Fund, Davis Research Fund, Davis Global Fund, and Davis International Fund); and

WHEREAS, DSA serves as the investment adviser for DNYVF; and

WHEREAS, as of June 30, 2017, Davis New York Venture Fund (the "Fund") offers Class T shares to the public; and

WHEREAS, both DNYVF and DSA agree it is important that the actual expenses of Class T shares of the Fund, and future Class T shares of any of the four authorized series of DNYVF, not exceed a specified percentage, that being 1.00% of net assets on an annual basis;

NOW, THEREFORE, the parties hereby agree as follows:

1. Expense Caps.  DSA agrees to waive fees and reimburse the expenses of Class T shares of the Fund, and any future Class T shares of any of the four authorized series of DNYVF, to the extent it is necessary to ensure that the actual expense incurred by Class T shares for each authorized series do not exceed 1.00% of net assets on an annual basis.

2. Duration of Agreement.  This Agreement shall be effective as of June 30, 2017, and ending on June 29, 2018. This Agreement shall automatically renew for additional one-year periods if not terminated, in writing, by either party before June 23rd of each year.

IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.

Davis New York Venture Fund, Inc.

By:   /s/ Doug Haines
 Doug Haines
 Vice President

Davis Selected Advisers, L.P.
By Davis Investments, LLC (General Partner)

By:   /s/ Ryan Charles
Ryan Charles
Vice President